

November 28, 2011

Via E-mail
Ms. Tamara L. Joseph, Esq.
General Counsel and Secretary
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421

> **Re:** **Adolor Corporation**
> **Amendment No. 4 to Schedule TO-T**
> **Filed by FRD Acquisition Corporation and Cubist Pharmaceuticals, Inc.**
> **Filed on November 18, 2011**
> **File No. 005-60253**

Dear Ms. Joseph:

We have reviewed your filing and have the following comment.

General

1. We have referred your response to prior comment eight, regarding Rule 14e-5, to the Division of Trading & Markets. Staff of that division will contact you with any further comments or requests for additional information.

2. In response to prior comment 4, regarding the materiality of your financial statements, you state that you currently have cash, cash equivalents and short-term investments sufficient to meet all of your potential payment obligations with respect to the CPRs. We note that payment obligations with respect to the CPRs could arise as late as the year 2024 and that the CPR agreement does not provide for the escrow of any funds. Please tell us what consideration you gave to disclosing that:

    a. your financial condition could deteriorate such that you do not have the necessary cash or cash equivalents to make the required payments under the agreement;
    b. holders of the CPRs will have no greater rights against you than those accorded to general unsecured creditors under applicable law;
    c. the CPRs will be effectively subordinated in right of payment to all of your secured obligations to the extent of the collateral securing such obligations; and

       d. the CPRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of your subsidiaries.

Please also tell us what consideration you gave to disclosing the possible effects of a bankruptcy filing on your payment obligations with respect to the CPRs.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Paul M. Kinsella
Ropes & Gray LLP